United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Hormel Foods Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO HORMEL FOODS CORPORATION

The Shareholder Commons urges you to vote FOR ITEM 4 on the proxy (the “Proposal”), a shareholder proposal requesting that the Board study the external environmental and public health costs created by the use of antibiotics in the Hormel Foods Corporation’s (“Hormel” or the “Company”) supply chain and the impact of those costs on the many diversified Hormel shareholders who rely upon overall market returns to satisfy their long-term needs.

The Shareholder Commons is a non-profit organization that protects the interests of investors by promoting a system-stewardship approach to investment and business that rejects profits that come at the expense of important social and environmental systems.

We support ITEM 4 because, despite the existence of programs that address antibiotic use, the Company has not disclosed any effort to ensure that its supply chain decisions actually account for the risk that antibiotics in its supply chain pose to public health or the cost it is imposing on its diversified shareholders by failing to do so.

The Company sells products containing beef, pork, and turkey. In 2021, it published Hormel Foods Antibiotic Stewardship Report (the “Report”),1 describing its antibiotic programs around the supply chains for these meats, but the Report contains:

•	No information regarding the company’s beef supply chain

•	No information regarding the use of veterinary antibiotics in pork production (and almost no information about the use of such antibiotics in turkey production)

•	No information regarding the human lives lost from the continued use of antibiotics in animal farming

•	No information regarding the economic cost of the continued use of antibiotics in animal farming or how that cost will affect diversified shareholders

•	No information explaining how Hormel factors the social cost of its continued use of antibiotics into its decision-making

By voting FOR ITEM 4, shareholders will encourage the Board to provide a full report on its use of antibiotics, so that shareholders can understand the effect of Hormel’s decisions with respect to this critical issue.

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The Proposal

The Proposal requests that the Board report on the environmental and public health costs created by the use of antibiotics in Hormel’s supply chain, and how those costs affect the Company’s diversified shareholders (an “External Cost Analysis”):

RESOLVED, shareholders ask that the board commission and disclose a study on the external environmental and public health costs created by the use of antibiotics in our company’s (“Hormel”) supply chain and the manner in which such costs affect the vast majority of its shareholders who rely on a healthy stock market.

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1 See, e.g., Hormel Foods Antibiotic Stewardship Report (January 2021), available at https://www.hormelfoods.com/wp-content/uploads/Hormel-Foods-Antibiotic-Stewardship-Report.FINAL_.pdf (the “Report”).

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Overuse of Antibiotics in Animal Husbandry Creates Antimicrobial Resistance, a Grave Threat to Human Life and Economic Prosperity

According to a 2021 external cost report created by YUM! Brands (“YUM”) (the “YUM Report”), antimicrobial resistance (AMR) is caused in part by animal husbandry practices and leads to 3 million antibiotic-resistant infections in the United States every year, resulting in more than 35,000 deaths.2

The threat of AMR increases every year. A World Bank Study determined that AMR may decrease global GDP by 3 percent by 2030, and almost 4 percent by 2050.3 At an intermediate discount rate, this will amount to economic losses by 2050 with a current value of $54 trillion.4 A UK government-commissioned study puts the figure at $100 trillion.5

These losses will have a significant negative effect on the return of diversified portfolios held by Hormel investors over the long term.6 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.7

The Report Provides No Useful Information to its Shareholders about the Connection between Antibiotics in Its Supply Chain and Risks to Diversified Shareholders

Despite the risk that AMR poses to its shareholders, the Report provides no information on the costs Hormel externalizes or the risks it creates for the global economy through the use of animals treated with antibiotics, leaving shareholders without critical information about the risks Hormel imposes on their portfolios. Instead, as discussed below, it provides limited information about certain antibiotic use and purported efforts to reduce such use.

In contrast, YUM, a company that, like Hormel, has poultry, beef, and pork in its supply chain, has prepared such a report that discusses the threat that antibiotic use in animal husbandry poses to the economy.8

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2 2021 YUM! Antimicrobial Resistance Report, available at https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo

3 http://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf

4 Id.

5 Antimicrobial Resistance: Tackling a crisis for the health and wealth of nations, UK Government Review on Antimicrobial Resistance (December 2014), available at https://amr-review.org/sites/default/files/AMR%20Review%20Paper%20-%20Tackling%20a%20crisis%20for%20the%20health%20and%20wealth%20of%20nations_1.pdf.

6 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

7 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, Routledge, April 30, 2021.

8 See supra, n.2.

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Hormel Has Established Governance Guidelines that Focus Decision-Making on the Company itself, Regardless of Environmental and Public Health Costs

The Hormel Corporate Governance Principles make it clear that its board of directors (the “Board”) prioritizes the Company and its shareholders, so that decisions must serve the Company’s own interests, while also serving shareholders:

Directors are elected by the stockholders and represent the stockholders as owners of the Company. In this regard, the directors have a responsibility to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its stockholders.9

As discussed below, this Company-only focus is reflected in Hormel’s failure to address the effect that its decisions regarding antibiotics have on the AMR problem, the broader economy, and—by extension—its diversified shareholders.

The Report Addresses Programs That Purport to Reduce Antibiotic Use, but Does Not Make Clear Whether Any Reduction Is Occurring or Whether Any Such Reduction Is Sufficient in Light of the AMR Threat

Hormel is aware that overuse of antibiotics puts the global health system at risk, as it makes clear in the Report. Furthermore, it has taken certain steps in a purported effort to reduce that contribution, such as limiting the use of certain antibiotics from parts of its supply chain and maintaining an antibiotic-free line of products.

Nevertheless, comparing Hormel's reporting on financial issues with its reporting on AMR demonstrates that, in keeping with its Corporate Governance Guidelines, its primary concern is its own financial return, and that internal financial considerations outweigh any environmental or public health considerations that do not directly affect Hormel itself. The Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) does not mention “antibiotics” or “antimicrobial.” In contrast, the 10-K uses the words “growth,” “earnings,” “profit,” and “cash” 42, 101, 47, and 126 times. Nor does the Hormel 2020 Annual Report to Shareholders mention antibiotics.10

The AMR discussion is reported separately, as if financial results and antibiotic use were separate subjects. In the antibiotic silo, Hormel describes certain actions it has taken involving purported efforts to reduce antibiotic use. But the Report does not provide a full accounting of the antibiotics in its supply chain. For example, it details the amount of medically important antibiotics used per pound of turkey produced, but does not address the use of veterinary antibiotics, which also contribute to AMR.11 It also provides data from “representative” hog farms within its system, detailing the use of medically important antibiotics on a per pound basis, again ignoring veterinary antibiotics administered.

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9 Hormel Foods Corporation Corporate Governance Principles (emphasis added), https://s25.q4cdn.com/701713307/files/doc_governance/2021/HRL-Corporate-Governance-Guidelines.pdf.

10 https://s25.q4cdn.com/701713307/files/doc_financials/2020/ar/FinalAR2020.pdf

11 Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry, available (paywall) at https://www.fairr.org/research/animal-health/#report.

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Ironically, the Report does give a total antibiotics (inclusive of veterinary antibiotics) per pound number, but only for Applegate, the Company’s antibiotic-free brand. As it turns out, when animals in the Company’s so-called antibiotic-free businesses become sick, they are treated with antibiotics, and simply transferred to another supply chain.12

The Report takes credit for the fact that “[w]e never use medically important antibiotics for growth promotion, feed efficiency or weight gain.” What the Report fails to mention is that such use was banned in the United States in 2017, and the major reduction in such use shown in the Report actually happened that year.

Moreover, the data in the Report from Hormel’s one company-owned pig farm show a marked increase in antibiotic use since that date. The Report states that the Company plans to address the spike in use by improving its treatment of the animals.

The Report does not address Hormel’s beef supply chain at all.

None of the Data in the Report Address the Core Issue of the Cost Reduction that Leads to More Antibiotic Use

But simply using fewer antibiotics does not address the AMR problem—use of antibiotics in animal husbandry continues to endanger all of us. As is explained on the website of the Company’s own anti-biotic-free brand:

More than 80 percent of the antibiotics in the United States, 65 percent of those considered “medically important,” are used on farm animals. Much of the time, the antibiotics are used sub-therapeutically – a fancy way of saying to prevent disease from spreading. We believe the overuse of antibiotics isn’t just bad for the animals, but for humans. Studies show it’s contributing to the increase of antibiotic-resistant bacteria or superbugs. That’s why we don’t use them.

As the Report makes clear, one way to reduce antibiotic use is to treat animals better—to give them more space, later weaning, better ventilation, etc. But these actions cost money, and as the Company’s 10-K and Annual Shareholder Report make clear, margin and profit are the priorities. So if, as the Company says, overuse of antibiotics is bad for humans, how is Hormel deciding whether to make reductions in use that reduce profit?

The Report provides no information with respect to the ultimate object of the Proposal: information that would help a shareholder understand how the continued use of antibiotics in the Company’s supply chain will affect the economy and, consequently, the return on diversified portfolios, and how the Company balances those competing interests.

Unlike the incredibly detailed financial reporting included in its annual reports, the Report provides no information as to how much Hormel’s business is contributing to the growing AMR crisis, or how that contribution could be reduced if Hormel increased its investments limiting antibiotic use in its supply chain.

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12 Applegate website, https://www.applegate.com/mission/animal-welfare.

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The simple fact is that the Company must make decisions about how much to invest in fighting AMR. Diversified shareholders, whose returns depend heavily on sustainable environmental and social systems, might want that investment to be significantly greater than it is if they had all the relevant facts. On the other hand, the Company’s top managers, who make the decisions as to how to allocate Hormel’s limited resources, are paid in equity and are thus less likely to be diversified than most of the shareholders for whom they are working. This may give them a much greater interest in pushing up Company sales and profits. The difference in motivation makes it even more critical that the shareholders be given sufficient information about this crucial topic. The Company also rewards employees directly based on earnings per share:

This annual cash incentive plan rewards employee participants for Company financial performance, as measured by earnings per share (“EPS”).  The Operators’ Share Plan rewards employees as the EPS of the Company rises over time.  Improved EPS, over time, results in an increase in the stock price, which improves stockholder value.

Thus, the compensation plan is designed to discourage changes in animal husbandry practices that would reduce profit, even if those changes would save lives and preserve the crucial role that antimicrobial medicine plays in our economy.

The Requested Report Will Disclose Whether the Company Is Protecting the Interests of Its Own Diversified Shareholders.

Hormel’s Corporate Governance Guidelines, along with a review of the Report, demonstrate that the Company focuses on its internal finances, not AMR and the threats that it poses to public health and the global economy. Thus, any effort to accelerate the reduction in antibiotic use is constrained by the prioritization of Company financial returns. A report that addresses the full environmental and public health costs of its use of antibiotics will illuminate any gap between Hormel’s current efforts and what it could do if it chose to optimize for public health outcomes rather than profits.

YUM has taken some preliminary steps toward this type of disclosure, and the results are revelatory. The YUM Report provides the following critical insights for shareholders:

•	“AMR is a significant healthcare challenge facing society today. AMR impacts are not only measured in direct and indirect financial costs, but also in the cost of human lives and other societal costs. … This research appears to show that one of the most significant barriers to meeting the challenge of AMR is the balance between the rewards of proactive AMR mitigation and the cost of changing established husbandry practices.”

•	“The challenge of individual costs and widely distributed societal benefits, a situation common in many sustainability issues, plays a key role in antimicrobial resistance. This may make it difficult to pursue AMR mitigation while remaining competitive on costs and highlights the need for strong collaboration between both the public and private sectors.”

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•	“Yum!’s efforts to impact this through lobbying, political influence, educational activities and other expenditures could support a positive impact on the feasibility of AMR mitigation efforts moving forward.”

This presents a critical question for shareholders. When a company or industry prioritizes growth and financial return, the long-run effect may be to lower global economic productivity, as well as human welfare. This is often a bad trade for diversified shareholders, who rely on long-term economic productivity to buoy their portfolios. Hormel’s disclosure could provide more information on this topic if the Company so chose. A growing body of research attempts to quantify the costs associated with AMR. For example:

•	Antimicrobial Resistance: Tackling a crisis for the health and wealth of nations—This UK-commissioned report showed that AMR had the potential to reduce GDP by 2 to 3.5 percent by 2050, costing the world up to $100 trillion.[13]

•	Drug-Resistant Infections: A Threat to Our Economic Future—This World Bank study concluded that AMR could cost the global economy up to 3.8 percent of its GDP by 2050, with an annual shortfall of $3.4 trillion by 2030.[14]

•	Sustainex Foresight note—This study from Schroders—a leading asset manager—developed a methodology to assign social costs externalized by publicly traded companies around the world, including costs associated with the fast-food industry. It found that listed companies created social and environmental costs of $2.2 trillion in 2018, including those arising from AMR. Those costs amounted to more than half of the profits listed companies reported that year, so from the point of view of a diversified shareholder, those companies were only half as valuable as their income statements would indicate.[15]

The long-term, macro effects documented in these studies hurt diversified shareholders, because their returns are dependent on overall market performance, rather than outperformance achieved by any single company or industry. Thus, when a company like Hormel limits public health measures to those that optimize their profits, they may be acting against the interests of their own long-term, diversified shareholders, as shown by a United Nations publication illustrating how diversified shareholders and beneficial owners suffer when corporations impose costs on the economy that lower GDP, reducing overall equity value.16

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13 See supra, n.5.

14 See supra, n.1.

15 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf (last visited May 1, 2021).

16 Supra, n.6.

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The Hormel opposition statement misses the point

Hormel argues that it is “Leading Antibiotic Stewardship”

Claiming leadership is meaningless if it is not measured against an objective standard. Hormel merely recites what it has done to reduce antibiotic use (including simply complying with law). It has not provided shareholders with complete information about the level of antibiotics for which it is still responsible, how those antibiotics contribute to AMR, or how much AMR will affect the economy and the value of a diversified portfolio.

Hormel argues that it engages in “Continuous Improvement”

This is simply irrelevant. The question is not whether the Company is making incremental progress. The question is whether human health and economic well-being are being sacrificed to improve company margins, and whether the Company is improving at a pace necessary to avoid the disastrous scenario predicted.

Hormel argues that it has made a “Commitment to Sustainability across Our Global Supply Chain”

So what? Imagine if Hormel were losing money year after year, but announced that it was “committed” to making profits by 2027 without quantifying its progress against any objective yardstick. Not only would shareholders not be satisfied—they would be outraged. Yet that is the scope of Hormel’s commitment to addressing AMR in its supply chains. AMR, which could cost the world $100 trillion by 2050, is much more important to diversified shareholders than the earnings of a single company. Hormel should provide the necessary information for shareholders to make considered decisions about this issue. The current disclosure is at the level of “take our word for it.” That simply is not good enough for such a critical issue.

Conclusion

Please vote FOR Item 4

By voting FOR Item 4, shareholders can urge Hormel to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. A report on this question can aid the Board and management in authentically serving the needs of its diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote FOR Item 4 on the proxy, the Shareholder Proposal requesting a report on antibiotics and public health costs at the Hormel Foods Corporation Annual Meeting on January 25, 2022.

For questions regarding the Hormel Corporation Item 4 – submitted by HESTA, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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